EXHIBIT 99.1

FOR IMMEDIATE RELEASE
Federal Signal Reports Third Quarter Results Including Double-Digit Sales and Earnings Growth, Strong Orders and Record Backlog; Raises Mid-Point of Full-Year EPS and Net Sales Outlook
Oak Brook, Illinois, November 3, 2022 — Federal Signal Corporation (NYSE:FSS) (the “Company”), a leader in environmental and safety solutions, today reported results for the third quarter ended September 30, 2022.
Third Quarter Highlights
•Net sales of $346 million, up $48 million, or 16%, from last year, including organic growth of $27 million, or 9%
•GAAP EPS of $0.52, up $0.05, or 11%, from last year
•Adjusted EPS of $0.53, up $0.05, or 10%, from last year
•Orders of $382 million, up $32 million, or 9%, from last year
•Record backlog of $824 million, up $337 million, or 69%, from last year
•Raises mid-point of 2022 adjusted EPS* outlook by establishing a new range of $1.91 to $2.00, updated from the previous range of $1.85 to $2.00
•Raises mid-point of 2022 net sales outlook by establishing a new range of $1.41 billion to $1.44 billion, updated from the previous range of $1.38 billion to $1.45 billion
•Recently executed new, five-year $800 million credit facility

Consolidated net sales for the third quarter were $346 million, up $48 million, or 16%, compared to the prior-year quarter. Net income for the third quarter was $31.8 million, or $0.52 per diluted share, compared to $29.2 million, or $0.47 per diluted share, in the prior-year quarter. Net income for both the current-year and prior-year third quarter included certain discrete tax benefits, which contributed $0.06 per diluted share and $0.07 per diluted share, respectively, to GAAP and adjusted EPS.
The Company also reported adjusted net income for the third quarter of $32.2 million, or $0.53 per diluted share, compared to $29.7 million, or $0.48 per diluted share, in the prior-year quarter. The Company is reporting adjusted results to facilitate comparisons of underlying performance on a year-over-year basis. A reconciliation of these and other non-GAAP measures is provided at the conclusion of this news release.
Despite Supply Chain Disruption, Double-Digit Improvement in Net Sales and Earnings
“With benefits from pricing actions, strong aftermarket demand and contributions from recent acquisitions, our businesses were able to deliver double-digit year-over-year net sales and earnings growth, gross margin improvement, and an EBITDA margin towards the high end of our target range, despite supply chain disruption which impacted production and shipments at certain facilities within our Environmental Solutions Group early in the quarter,” commented Jennifer L. Sherman, President and Chief Executive Officer. “Within our Safety and Security Systems Group, the supply chain improvement we started to see towards the end of last quarter continued, enabling its impressive third quarter performance, which included 25% top-line growth, at an EBITDA margin of 18.7%.”
In the Environmental Solutions Group, net sales for the third quarter were $285 million, up $36 million, or 14%, compared to the prior-year quarter. In the Safety and Security Systems Group, net sales were $62 million, up $12 million, or 25%, compared to the prior-year quarter.
Consolidated operating income for the third quarter was $39.5 million, up $5.2 million, or 15%, compared to the prior-year quarter. Consolidated operating margin for the third quarter was 11.4%, compared to 11.5% in the prior-year quarter.
Consolidated adjusted earnings before interest, tax, depreciation and amortization (“adjusted EBITDA”) for the third quarter was $53.5 million, up $6.1 million, or 13%, compared to the prior-year quarter, and consolidated adjusted EBITDA margin was 15.4%, compared to 15.9% in the prior-year quarter.

In the Environmental Solutions Group, adjusted EBITDA for the third quarter was $46.5 million, up $3.8 million, or 9%, compared to the prior-year quarter, and its adjusted EBITDA margin was 16.3%, compared to 17.1% last year. In the Safety and Security Systems Group, adjusted EBITDA for the third quarter was $11.5 million, up $3.0 million, or 35%, compared to the prior-year quarter, and its adjusted EBITDA margin was 18.7%, compared to 17.3% last year.
Consolidated orders for the third quarter were $382 million, up $32 million, or 9%, compared to the prior-year quarter. Consolidated backlog at September 30, 2022 was $824 million, an increase of $337 million, or 69%, from last year.
New Credit Facility Further Strengthens Our Financial Position, Providing Additional Financial Flexibility to Fund
Growth Opportunities
Operating cash flow during the third quarter was $10 million, bringing the total year-to-date operating cash generation to $32 million. At September 30, 2022, consolidated debt was $332 million, total cash and cash equivalents were $36 million and the Company had $160 million of availability for borrowings under its previous credit facility.
On October 21, 2022, the Company entered into a new five-year $800 million credit facility, to replace its previous $500 million credit facility. The new facility is comprised of a $675 million revolving credit facility and a $125 million term loan. The arrangement also provides the Company with the ability to further expand its borrowing capacity by up to the greater of (i) $400 million and (ii) 100% of Consolidated EBITDA for the applicable four-quarter period preceding such expansion notice, subject to approval by applicable lenders.
“With the increase in borrowing capacity under the new credit facility that we recently executed, our healthy cash generation, and our low debt leverage, we have significant financial flexibility to invest in organic growth initiatives and pursue strategic acquisitions, like TowHaul, which we acquired in early October,” said Sherman. “We also remain committed to returning cash to stockholders through dividends and opportunistic share repurchases.”
The Company funded dividends of $5.5 million during the third quarter, reflecting a dividend of $0.09 per share, and the Board of Directors recently declared a similar dividend that will be payable in the fourth quarter.
Outlook
“Overall demand for our products and our aftermarket offerings remains high, with our third quarter orders up 9% year-over-year, and our backlog at the end of the quarter again setting a new Company record,” noted Sherman. “Although we expect sporadic supply chain disruption to continue for the next several quarters, our teams continue to respond to these challenges and we are encouraged with the recent improvement we have seen. With our performance so far this year, our record backlog and current expectations of component availability, we are raising the mid-point of our full-year adjusted EPS* outlook by establishing a new range of $1.91 to $2.00, updated from the previous range of $1.85 to $2.00. We are also raising the mid-point of our full-year net sales outlook by establishing a new range of $1.41 billion to $1.44 billion, updated from the previous range of $1.38 billion to $1.45 billion.”
CONFERENCE CALL
Federal Signal will host its third quarter conference call on Thursday, November 3, 2022 at 10:00 a.m. Eastern Time. The call will last approximately one hour. The call may be accessed over the internet through Federal Signal’s website at www.federalsignal.com or by dialing phone number 1-844-826-3035 and entering the pin number 10172835. A replay will be available on Federal Signal’s website shortly after the call.
About Federal Signal
Federal Signal Corporation (NYSE: FSS) builds and delivers equipment of unmatched quality that moves material, cleans infrastructure, and protects the communities where we work and live. Founded in 1901, Federal Signal is a leading global designer, manufacturer and supplier of products and total solutions that serve municipal, governmental, industrial and commercial customers. Headquartered in Oak Brook, Ill., with manufacturing facilities worldwide, the Company operates two groups: Environmental Solutions and Safety and Security Systems. For more information on Federal Signal, visit: www.federalsignal.com.
“Safe Harbor” Statement under the Private Securities Litigation Reform Act of 1995
This release contains unaudited financial information and various forward-looking statements as of the date hereof and we undertake no obligation to update these forward-looking statements regardless of new developments or otherwise. Statements in this release that are not historical are forward-looking statements. Such statements are subject to various risks and uncertainties that could cause actual results to vary materially from those stated. Such risks and uncertainties include but are not limited to: direct and indirect impacts of the coronavirus pandemic and the associated government response, risks and adverse economic effects associated with emerging geopolitical conflicts, product and price competition, supply chain disruptions, work stoppages, availability and pricing of raw materials, cybersecurity risks, risks associated with acquisitions such as integration of operations and achieving anticipated revenue and cost benefits, foreign currency exchange rate changes, interest rate changes, increased legal expenses and litigation results, legal and regulatory developments and other risks and uncertainties described in filings with the Securities and Exchange Commission.
Contact: Ian Hudson, Chief Financial Officer, +1-630-954-2000, ihudson@federalsignal.com
* Adjusted earnings per share (“EPS”) is a non-GAAP measure, which includes certain adjustments to reported GAAP income from continuing operations and diluted EPS. In 2021, we made adjustments to exclude the impact of acquisition and integration-related expenses (benefits), pension-related charges, coronavirus-related expenses and purchase accounting effects, where applicable. Should any similar items occur in 2022, we would expect to exclude them from the determination of adjusted EPS. However, because of the underlying uncertainty in quantifying amounts which may not yet be known, a reconciliation of our Adjusted EPS outlook to the most applicable GAAP measure is excluded based on the unreasonable efforts exception in Item 10(e)(1)(i)(B).

FEDERAL SIGNAL CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
(in millions, except per share data)	2022	2021	2022	2021
Net sales	$346.4	$298.3	$1,043.3	$911.8
Cost of sales	263.6	227.4	795.0	690.5
Gross profit	82.8	70.9	248.3	221.3
Selling, engineering, general and administrative expenses	39.8	33.4	125.5	111.6
Amortization expense	3.1	2.8	9.6	8.2
Acquisition and integration-related expenses (benefits)	0.4	0.4	(1.0)	0.9
Operating income	39.5	34.3	114.2	100.6
Interest expense	2.7	1.1	5.9	3.3
Other expense (income), net	0.1	(0.3)	(0.6)	(1.1)
Income before income taxes	36.7	33.5	108.9	98.4
Income tax expense	4.9	4.3	23.1	17.3
Net income	$31.8	$29.2	$85.8	$81.1
Earnings per share:
Basic	$0.53	$0.48	$1.42	$1.33
Diluted	$0.52	$0.47	$1.40	$1.31
Weighted average common shares outstanding:
Basic	60.4	60.9	60.5	60.8
Diluted	61.0	61.7	61.1	61.8
Cash dividends declared per common share	$0.09	$0.09	$0.27	$0.27

Operating data:
Operating margin	11.4%	11.5%	10.9%	11.0%
Adjusted EBITDA	$53.5	$47.4	$153.9	$140.5
Adjusted EBITDA margin	15.4%	15.9%	14.8%	15.4%
Total orders	$382.1	$350.4	$1,248.0	$1,095.0
Backlog	824.1	487.1	824.1	487.1
Depreciation and amortization	13.6	12.7	40.7	37.5

FEDERAL SIGNAL CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS

	September 30, 2022	December 31, 2021
(in millions, except per share data)	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$35.5	$40.5
Accounts receivable, net of allowances for doubtful accounts of $2.1 and $2.1, respectively	170.0	136.0
Inventories	287.5	229.1
Prepaid expenses and other current assets	17.8	25.4
Total current assets	510.8	431.0
Properties and equipment, net of accumulated depreciation of $159.6 and $151.6, respectively	170.8	141.9
Rental equipment, net of accumulated depreciation of $44.1 and $43.8, respectively	108.5	108.4
Operating lease right-of-use assets	25.3	29.8
Goodwill	430.8	432.2
Intangible assets, net of accumulated amortization of $52.0 and $42.7, respectively	197.6	205.7
Deferred tax assets	8.0	8.4
Other long-term assets	13.3	8.7
Total assets	$1,465.1	$1,366.1
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Current portion of long-term borrowings and finance lease obligations	$0.7	$0.6
Accounts payable	80.9	64.8
Customer deposits	23.1	21.9
Accrued liabilities:
Compensation and withholding taxes	28.5	29.9
Current operating lease liabilities	6.8	8.8
Other current liabilities	41.4	44.4
Total current liabilities	181.4	170.4
Long-term borrowings and finance lease obligations	330.8	282.2
Long-term operating lease liabilities	19.1	22.1
Long-term pension and other postretirement benefit liabilities	35.5	40.4
Deferred tax liabilities	56.7	53.2
Other long-term liabilities	13.6	13.8
Total liabilities	637.1	582.1
Stockholders’ equity:
Common stock, $1 par value per share, 90.0 shares authorized, 69.2 and 68.9 shares issued, respectively	69.2	68.9
Capital in excess of par value	265.1	256.7
Retained earnings	753.0	683.6
Treasury stock, at cost, 8.6 and 8.0 shares, respectively	(171.3)	(151.0)
Accumulated other comprehensive loss	(88.0)	(74.2)
Total stockholders’ equity	828.0	784.0
Total liabilities and stockholders’ equity	$1,465.1	$1,366.1

FEDERAL SIGNAL CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

	Nine Months Ended September 30,
(in millions)	2022	2021
Operating activities:
Net income	$85.8	$81.1
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	40.7	37.5
Stock-based compensation expense	7.5	5.5
Deferred income taxes	0.3	(8.0)
Changes in operating assets and liabilities	(101.9)	(61.0)
Net cash provided by operating activities	32.4	55.1
Investing activities:
Purchases of properties and equipment	(45.6)	(12.5)
Payments for acquisition-related activity, net of cash acquired	(6.6)	(52.2)
Other, net	2.1	0.2
Net cash used for investing activities	(50.1)	(64.5)
Financing activities:
Increase in revolving lines of credit, net	49.9	40.1
Purchases of treasury stock	(16.1)	(3.4)
Redemptions of common stock to satisfy withholding taxes related to stock-based compensation	(3.0)	(7.8)
Cash dividends paid to stockholders	(16.4)	(16.5)
Proceeds from stock-based compensation activity	0.1	4.1
Other, net	(0.1)	(0.1)
Net cash provided by financing activities	14.4	16.4
Effects of foreign exchange rate changes on cash and cash equivalents	(1.7)	(0.7)
(Decrease) increase in cash and cash equivalents	(5.0)	6.3
Cash and cash equivalents at beginning of year	40.5	81.7
Cash and cash equivalents at end of period	$35.5	$88.0
2

FEDERAL SIGNAL CORPORATION AND SUBSIDIARIES
GROUP RESULTS (Unaudited)
The following tables summarize group operating results as of and for the three and nine months ended September 30, 2022 and 2021:
Environmental Solutions Group

	Three Months Ended September 30,			Nine Months Ended September 30,
($ in millions)	2022	2021	Change	2022	2021	Change
Net sales	$284.8	$249.1	$35.7	$865.3	$758.5	$106.8
Operating income	33.9	30.8	3.1	99.8	96.4	3.4
Adjusted EBITDA	46.5	42.7	3.8	137.4	132.6	4.8
Operating data:
Operating margin	11.9%	12.4%	(0.5)%	11.5%	12.7%	(1.2)%
Adjusted EBITDA margin	16.3%	17.1%	(0.8)%	15.9%	17.5%	(1.6)%
Total orders	$321.4	$292.1	$29.3	$1,060.7	$916.0	$144.7
Backlog	764.6	440.8	323.8	764.6	440.8	323.8
Depreciation and amortization	12.5	11.8	0.7	37.5	34.7	2.8
Safety and Security Systems Group

	Three Months Ended September 30,			Nine Months Ended September 30,
($ in millions)	2022	2021	Change	2022	2021	Change
Net sales	$61.6	$49.2	$12.4	$178.0	$153.3	$24.7
Operating income	10.5	7.6	2.9	28.7	22.6	6.1
Adjusted EBITDA	11.5	8.5	3.0	31.8	25.4	6.4
Operating data:
Operating margin	17.0%	15.4%	1.6%	16.1%	14.7%	1.4%
Adjusted EBITDA margin	18.7%	17.3%	1.4%	17.9%	16.6%	1.3%
Total orders	$60.7	$58.3	$2.4	$187.3	$179.0	$8.3
Backlog	59.5	46.3	13.2	59.5	46.3	13.2
Depreciation and amortization	1.0	0.9	0.1	3.1	2.7	0.4
Corporate Expenses
Corporate operating expenses were $4.9 million and $4.1 million for the three months ended September 30, 2022 and 2021, respectively. For the nine months ended September 30, 2022 and 2021, corporate operating expenses were $14.3 million and $18.4 million, respectively.

SEC REGULATION G NON-GAAP RECONCILIATION
The financial measures presented below are unaudited and are not in accordance with U.S. generally accepted accounting principles (“GAAP”). The non-GAAP financial information presented herein should be considered supplemental to, and not a substitute for, or superior to, financial measures calculated in accordance with GAAP. The Company has provided this supplemental information to investors, analysts, and other interested parties to enable them to perform additional analyses of operating results, to illustrate the results of operations giving effect to the non-GAAP adjustments shown in the reconciliations below, and to provide an additional measure of performance which management considers in operating the business.
Adjusted Net Income and Earnings Per Share (“EPS”):
The Company believes that modifying its 2022 and 2021 net income and diluted EPS provides additional measures which are representative of the Company’s underlying performance and improves the comparability of results across reporting periods. During the three and nine months ended September 30, 2022 and 2021 adjustments were made to reported GAAP net income and diluted EPS to exclude the impact of acquisition and integration-related expenses (benefits), pension-related charges, coronavirus-related expenses and purchase accounting effects, where applicable.

	Three Months Ended September 30,		Nine Months Ended September 30,
(in millions)	2022	2021	2022	2021
Net income, as reported	$31.8	$29.2	$85.8	$81.1
Add:
Income tax expense	4.9	4.3	23.1	17.3
Income before income taxes	36.7	33.5	108.9	98.4
Add:
Acquisition and integration-related expenses (benefits)	0.4	0.4	(1.0)	0.9
Pension-related charges	—	—	—	0.3
Coronavirus-related expenses (a)	—	—	—	1.2
Purchase accounting effects	—	0.1	—	0.5
Adjusted income before income taxes	37.1	34.0	107.9	101.3
Adjusted income tax expense (b)	(4.9)	(4.3)	(22.8)	(17.8)
Adjusted net income	$32.2	$29.7	$85.1	$83.5

	Three Months Ended September 30,		Nine Months Ended September 30,
(dollars per diluted share)	2022	2021	2022	2021
EPS, as reported	$0.52	$0.47	$1.40	$1.31
Add:
Income tax expense	0.08	0.07	0.38	0.28
Income before income taxes	0.60	0.54	1.78	1.59
Add:
Acquisition and integration-related expenses (benefits)	0.01	0.01	(0.02)	0.01
Pension-related charges	—	—	—	0.01
Coronavirus-related expenses (a)	—	—	—	0.02
Purchase accounting effects	—	—	—	0.01
Adjusted income before income taxes	0.61	0.55	1.76	1.64
Adjusted income tax expense (b)	(0.08)	(0.07)	(0.37)	(0.29)
Adjusted EPS	$0.53	$0.48	$1.39	$1.35
(a)    Coronavirus-related expenses in the nine months ended September 30, 2021 include direct expenses incurred as a result of the coronavirus pandemic, that are incremental to, and separable from, normal operations. These expenses primarily related to the Company's employee wellness initiatives, including reimbursement for certain coronavirus-related expenses.
(b)    Adjusted income tax expense for the three and nine months ended September 30, 2022 and 2021 was recomputed after excluding the impact of acquisition and integration-related expenses (benefits), pension-related charges, coronavirus-related expenses and purchase accounting effects, where applicable.

Adjusted EBITDA and Adjusted EBITDA Margin:
The Company uses adjusted EBITDA and the ratio of adjusted EBITDA to net sales (“adjusted EBITDA margin”), at both the consolidated and segment level, as additional measures which are representative of its underlying performance and to improve the comparability of results across reporting periods. We believe that investors use versions of these metrics in a similar manner. For these reasons, the Company believes that adjusted EBITDA and adjusted EBITDA margin, at both the consolidated and segment level, are meaningful metrics to investors in evaluating the Company’s underlying financial performance.
Consolidated adjusted EBITDA is a non-GAAP measure that represents the total of net income, interest expense, acquisition and integration-related (benefits) expenses, coronavirus-related expenses, purchase accounting effects, other income/expense, income tax expense, and depreciation and amortization expense, as applicable. Consolidated adjusted EBITDA margin is a non-GAAP measure that represents the total of net income, interest expense, acquisition and integration-related expenses (benefits), coronavirus-related expenses, purchase accounting effects, other income/expense, income tax expense, and depreciation and amortization expense, as applicable, divided by net sales for the applicable period(s).
Segment adjusted EBITDA is a non-GAAP measure that represents the total of segment operating income, acquisition and integration-related expenses (benefits), coronavirus-related expenses, purchase accounting effects and depreciation and amortization expense, as applicable. Segment adjusted EBITDA margin is a non-GAAP measure that represents the total of segment operating income, acquisition and integration-related expenses (benefits), coronavirus-related expenses, purchase accounting effects and depreciation and amortization expense, as applicable, divided by net sales for the applicable period(s). Segment operating income includes all revenues, costs and expenses directly related to the segment involved. In determining segment income, neither corporate nor interest expenses are included. Segment depreciation and amortization expense relates to those assets, both tangible and intangible, that are utilized by the respective segment.
Other companies may use different methods to calculate adjusted EBITDA and adjusted EBITDA margin.
Consolidated
The following table summarizes the Company’s consolidated adjusted EBITDA and adjusted EBITDA margin and reconciles net income to consolidated adjusted EBITDA for the three and nine months ended September 30, 2022 and 2021:

	Three Months Ended September 30,		Nine Months Ended September 30,
($ in millions)	2022	2021	2022	2021
Net income	$31.8	$29.2	$85.8	$81.1
Add:
Interest expense	2.7	1.1	5.9	3.3
Acquisition and integration-related expenses (benefits)	0.4	0.4	(1.0)	0.9
Coronavirus-related expenses	—	—	—	1.2
Purchase accounting effects	—	—	—	0.3
Other expense (income), net	0.1	(0.3)	(0.6)	(1.1)
Income tax expense	4.9	4.3	23.1	17.3
Depreciation and amortization	13.6	12.7	40.7	37.5
Consolidated adjusted EBITDA	$53.5	$47.4	$153.9	$140.5

Net sales	$346.4	$298.3	$1,043.3	$911.8

Consolidated adjusted EBITDA margin	15.4%	15.9%	14.8%	15.4%

Environmental Solutions Group
The following table summarizes the Environmental Solutions Group’s adjusted EBITDA and adjusted EBITDA margin and reconciles operating income to adjusted EBITDA for the three and nine months ended September 30, 2022 and 2021:

	Three Months Ended September 30,		Nine Months Ended September 30,
($ in millions)	2022	2021	2022	2021
Operating income	$33.9	$30.8	$99.8	$96.4
Add:
Acquisition and integration-related expenses	0.1	0.1	0.1	0.2
Coronavirus-related expenses	—	—	—	1.0
Purchase accounting effects	—	—	—	0.3
Depreciation and amortization	12.5	11.8	37.5	34.7
Adjusted EBITDA	$46.5	$42.7	$137.4	$132.6

Net sales	$284.8	$249.1	$865.3	$758.5

Adjusted EBITDA margin	16.3%	17.1%	15.9%	17.5%
Safety and Security Systems Group
The following table summarizes the Safety and Security Systems Group’s adjusted EBITDA and adjusted EBITDA margin and reconciles operating income to adjusted EBITDA for the three and nine months ended September 30, 2022 and 2021:

	Three Months Ended September 30,		Nine Months Ended September 30,
($ in millions)	2022	2021	2022	2021
Operating income	$10.5	$7.6	$28.7	$22.6
Add:
Coronavirus-related expenses	—	—	—	0.1
Depreciation and amortization	1.0	0.9	3.1	2.7
Adjusted EBITDA	$11.5	$8.5	$31.8	$25.4

Net sales	$61.6	$49.2	$178.0	$153.3

Adjusted EBITDA margin	18.7%	17.3%	17.9%	16.6%